SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2018

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On April 3, 2018 the Company published in the German electronic-Bundesanzeiger (Federal Gazette) the agenda and invitation for its 2018 Annual General Meeting (“AGM”) of Shareholders to be held May 17, 2018. The invitation and agenda for 2018 AGM has been posted on the Company’s web site, www.freseniusmedicalcare.com, and is being furnished as an exhibit to this Report on Form 6-K. The Company has also posted on its web site two other reports referred to in the AGM invitation — the report of the Company’s Supervisory Board and the report of the Company’s general partner pursuant to § 289a ss. 1 and § 315a ss. 1 of the German Commercial Code. The Company is also furnishing with this Form 6-K report copies of the report of the Company’s Supervisory Board and the report of the Company’s General Partner referred to in the AGM invitation.

On or about April 16, 2018 the Depositary for the American Depositary Receipts (“ADRs”) representing the Company’s ordinary shares will distribute to ADR holders (a) the AGM agenda and invitation, (b) a voting instruction card for ADR holders and (c) the Report of the Company’s Supervisory Board. The Company will also furnish to the ADR Depositary certain additional information (the “Supplemental Information”) that the Company has agreed to make available to its ADR holders pursuant to the Pooling Agreement among the Company, Fresenius Medical Care Management AG, the Company’s general partner, Fresenius SE & Co. KGaA and the Company’s independent directors designated in the Pooling Agreement. The Supplemental Information, which is derived from the Company’s 2017 Annual Report on Form 20-F, relates to (i) security ownership of certain beneficial owners of the Company; (ii) trading markets for the Company’s securities, (iii) directors and senior management of the Company; (iv) compensation of the Company’s management board and our supervisory board; (v) options to purchase the Company’s securities, and (vi) material transactions between the Company and its subsidiaries and directors, officers and controlling persons of the Company. The Supplemental Information also includes information regarding the fees paid to and services performed by the Company’s independent accounting firm. The Supplemental Information for ADR holders has also been posted on the Company’s web site, www.freseniusmedicalcare.com, and will be provided to any holder of ADRs without charge upon request made to the Depositary. The Supplemental Information is also being furnished with this report. The Company will furnish the voting instruction card with a report on Form 6-K when they are distributed to ADR holders by the Depositary.

The Company’s Annual Report on Form 20-F and the Company’s 2017 Annual Report have each been posted on the Company’s web site.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	English convenience translation of Agenda and Invitation for the Annual General Meeting of Shareholders to be held May 17, 2018 published in the German electronic-Bundesanzeiger (Federal Gazette).

Exhibit 99.2	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the Fiscal Year 2017

Exhibit 99.3	Explanatory report of the General Partner on data under § 289a ss. 1, § 315a ss. 1 Commercial Code

Exhibit 99.4	Supplemental Information for ADR holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 3, 2018

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
General Partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner